SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 6021805

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F S            Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *        No S

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By

/s/Amit Birk

Amit Birk
VP, General Counsel

Date: January 16, 2018

EXHIBITS

Exhibit 99.1

Notice - Annual General Meeting of Shareholders.

EXHIBIT 99.1

MAGIC SOFTWARE ENTERPRISES LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

________________________

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 28, 2018

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2017 Annual General Meeting of Shareholders of Magic Software Enterprises Ltd., to be held at 2:00 p.m. (Israel time) on Wednesday, February 28, 2018, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as will be further detailed in the January 19, 2018  proxy statement:

1.

To elect three directors for terms expiring at our 2018 Annual General Meeting of Shareholders;

2.

To re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law) for a second three-year term.

3.

To approve a revised compensation policy for our directors and officers;

4.

To approve  the grant of indemnity and exculpation undertakings to directors and officers;

5.

To approve a directors and officers’ liability insurance policy;

6.

To approve a Services Agreement with a company affiliated with Guy Bernstein, the Company’s CEO, director and an affiliate of our controlling shareholder; and

7.

To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2017 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for  such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be reviewed and discussed at the Meeting.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the Proxy Statement.

Shareholders of record at the close of business on January 19, 2018 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 72 hours prior to the time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the proxy card.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Corporate Secretary.

Sincerely,

Naamit Salomon

Chairman of the Board of Directors